

July 22, 2014

<u>Via E-mail</u>
Ms. Christine G. Ocampo
Vice President, Finance
Avanir Pharmaceuticals, Inc.
20 Enterprise
Suite 200
Aliso Viejo, CA 92656

Re: **Avanir Pharmaceuticals, Inc.**
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 11, 2013
File No. 001-15803

Dear Ms. Ocampo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant